February 7, 2013

VIA EDGAR AND ELECTRONIC MAIL

Andrew D. Mew.
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Idle Media, Inc. (the “Company”)
Item 4.02 Form 8-K/A (the “Form 8-K”)
Filed January 28, 2013
Response dated January 28, 2013
File No. 0-54736

Dear Mr. Mew:

We acknowledge receipt of the letter of comment dated January 31, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.  Included with the electronic copy of this letter is a marked version of the Form 8-K showing changes made in response to the Staff’s comments.

Item 4.02 Form 8-K/A filed January 28, 2013

1.
Refer to your statement, “As soon as practicable, the Company expects to file an amendment to its Form 10 containing restated audited financial statements from fiscal years 2010 and 2011 and restated unaudited interim financial statements for its second and third quarters of fiscal year 2012, as well as an amendment to its Form 10-Q for the quarterly period ended June 30, 2012 containing restated unaudited interim financial statements for such quarter.” Please also amend all previously filed periodic reports that contain materially misstated financial statements.

The amendments to the Form 10 and the Form 10-Q to be filed by the Company will contain restated audited financial statements from fiscal years 2010 and 2011 (which constitute all audited financial statements of the Company required to be restated) and restated versions of all subsequent unaudited interim financial statements filed by the Company with the Securities and Exchange Commission (the “SEC”).  The Company accordingly believes that its filing of these amended reports fully satisfies its reporting requirements.

February 7, 2013

In addition, immediately prior to the filing of its Form 15 on March 8, 2012, the Company filed a Form 8-K containing the following disclosure:

“Our board of directors has unanimously passed a resolution to cease its voluntary reporting in lieu of filing the restated financial statements, as reported in Form 8-K/A filed on March 30, 2011, by filing a Certification and Notice of Suspension of Duty to File Reports under Sections 13 and 15(d) on Form 15 with the Securities and Exchange Commission (“SEC”).  Ultimately, it is still the Company’s intention of completing audits for the years ended 2010 and 2011 and filing a Form 10 to commence the filing of SEC reports pursuant to Rule 12g, there can be no assurance that our attempts to do so will be successful.”

 The Company had ceased to have 300 security holders of record at the beginning of 2010 and was therefore continuing to file reports with the SEC on a voluntary basis.  Prior to filing its Form 8-K on March 8, 2012, the Company engaged in communications with the Staff resulting in the determination, disclosed in such Form 8-K, that, in lieu of filing restated financial statements referenced in its Form 8-K/A filed with the SEC on March 30, 2011, the Company would cease voluntary reporting by filing a Form 15, and subsequently file a Form 10 containing audited financial statements for fiscal years 2010 and 2011.  The Company believes that its intended course of action regarding the current restatement is entirely consistent with the foregoing.

2.
Please refer to the second paragraph of your disclosure. You state you “[n]oted while reviewing historical information that revenues recorded by Zoeter, LLC were derived by DatPiff, LLC’s website and therefore properly allocable to DatPiff, LLC. Accordingly, the Company will no longer be consolidating Zoeter, LLC.” Please revise to clearly distinguish the conclusion that Zoeter, LLC is no longer being consolidated because it does not constitute a VIE from your discovery of errors related to the improper allocation of revenues to Zoeter, LLC. In this regard, please clearly disclose when you became aware that revenues recorded by Zoeter, LLC were allocable to DatPiff, LLC, that is, if it was subsequent to the determination that Zoeter, LLC should not be consolidated. Reference is made to your September 24, 2012 response letter including the consolidating financial information and discussion of cash received by Idle Media, LLC (now known as Zoeter, LLC) relating to revenues generated by Datpiff, LLC.

The Form 8-K has been amended in response to this comment.  With regard to the Company’s response on September 24, 2012, the Company believed at the time that the revenues generated by DatPiff, LLC were being properly recorded, as the recording of such revenues tracked the related cash receipts.

February 7, 2013

3.
Please refer to the paragraph immediately preceding your tabular presentation of balance sheet adjustments. Please disclose the amount or your estimate of the amount of the receivables from Zoeter, LLC that is being recorded as a reduction of stockholders’ equity.

The Form 8-K has been amended in response to this comment.

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The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Attachment

cc:           Raphael P. Haddock